March 1, 2005

By Facsimile (917) 735-3694 and U.S. Mail

Susan J. Sutherland, Esquire
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, New York 10036

Re:  	Ohio Casualty Corporation
	Schedule TO-I filed on February 22, 2005
	File No. 005- 33756

Dear Ms. Sutherland:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1. We note that some of the disclosure required by Schedule TO only appears in the schedule itself and not in the Offering Memorandum. For example, it does not appear that the information required by
Item 3 of Schedule TO is included in your Offering Memorandum.
Accordingly, please revise your Offering Memorandum to include all information contained in the Schedule TO. See Rule 14d-6(d).

Item 7.  Source and Amount of Funds or Other Consideration

2. You disclose that the information required by Item 7 of Schedule TO is contained in the section captioned "The Exchange Offer." However, it does not appear that you disclose the source and total amount of funds to be used in this transaction. See Item 1007(a) of Regulation M-A. Please revise. Also, to the extent that there are material conditions to the financing or you are borrowing all or a portion of the funds necessary in this offering, please disclose.
See Item 1007(b) and (d) of Regulation M-A.

Offering Memorandum

General

3. We note that your letter of transmittal states that by executing and delivering the letter, the note holder waives any and all rights with respect to the old notes tendered and releases and discharges Ohio Casualty and the Trustee with respect to the old notes from any and all claims such holder may have, now or in the future, arising out of the old notes. Please revise your Offering Memorandum to include corresponding disclosure about the potential claims being given up by note holders tendering in this offer.

Cover Page

4. In the second to last paragraph on the cover page, you state that Ohio Casualty may terminate the exchange offer in your sole discretion. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please confirm your understanding supplementally, and revise any contrary disclosure in the Offering Memorandum.

Where You Can Find More Information, page iii

5. We note that you are attempting to incorporate by reference future documents filed between the date of the Offering Memorandum and the earlier of the expiration date or termination of your exchange offer. However, Schedule TO does not permit this "forward" incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. If you would like to incorporate by reference to periodic reports that you file before the offer expires or terminates, you must amend the offer materials to specifically reference each such report. Please revise the disclosure in this Section accordingly.

Forward-Looking Statements and Information, page iv

6. Statements made in connection with tender offers are Specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Exchange Act of 1934 and the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections in the Reform Act do not apply to disclosure in the Offering Memorandum or any other tender offer materials, including press releases that are issued in association with your tender offer.

Summary Term Sheet

Why are we making the Exchange Offer?

7. We note that you believe that the "net share settlement modification will enable you to facilitate, in the most economical manner, the redemption of the new notes, which [you] believe will allow [you] to achieve [y]our target capital structure." To better explain the purpose of this exchange offer, please disclose how the net settlement modification will facilitate the redemption of your notes and describe the "target capital structure" that you hope to achieve. Are there other benefits to Ohio Casualty that result from redeeming the new notes rather than the old notes?

8. You disclose that the purpose of the exchange offer is to change certain terms of the old notes by completing the exchange offer and issuing new notes. Although you provide a detailed description of the new notes, your disclosure does not identify the specific terms of the old notes that differ from new notes. Please revise to briefly identify the provisions of the old notes that have been changed in the new notes and disclose how the notes differ. Also, to the extent that the changes between the old and new notes address conversion and redemption, explain how note holders participating in the exchange offer will be impacted as a result of the differing provisions. This expanded discussion should address the differences to holders of old and new notes upon redemption, which you expect to effect soon after completion of this exchange offer.

Risk Factors, page 19

Risks Related to the New Notes, page 19

9. Your current disclosure describes risks associated with the new notes only. Include a section or sections specifically contrasting any new risks associated with the new notes that are different from those pertaining to the old notes.

10. Describe the effect on Ohio Casualty`s liquidity and capital resources from the cash settlement provision of the new notes, and discuss how the company reasonably expects to finance the cash required.

The Exchange Offer, page 50

	Securities Subject to the Exchange, page 50

11. Here or where appropriate in the Offering Memorandum, give an example of what the effect on 2004 reported earnings per share would be if the exchange offer were not consummated.

	Conditions, page 51

12. Refer to the introductory paragraph in this section. It is not clear under what circumstances you could "postpone" the acceptance of old notes, other than through an extension of the offer, which you address separately. Please revise or clarify.

13. All offer conditions must be clearly and specifically described in the offer materials and must be outside of the company`s control. In this regard, please revise to quantify the "significant change" in the price of the old notes and the "material impairment" in the debt markets generally that would allow you to terminate the exchange offer.

14. The second to last bullet point refers to "a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, additional catastrophic terrorist attacks against the United States or its citizens." Given the current situation in Iraq, Afghanistan, and Israel, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your conditions so that security holders may objectively verify when this condition has been triggered. For example, are these conditions implicated only if any such event has a material adverse effect on the company?

15. Refer to our last comment above. As we note, it is difficult for a note holder to assess whether events as they occur have "triggered" an offer condition which would allow the company to terminate this offer. If an event occurs while this offer is pending that you believe impacts an offer condition, it is our position that the company must promptly inform security holders whether it intends to waive the relevant offer condition, or terminate the offer. You may not wait until the offer expires to terminate it based on an event that occurred early in the offer period. Please confirm your understanding supplementally.

16. You state that you may waive any condition in whole or in part. Explain how you waive an offer condition "in part" or revise this language. If you elect to revise, please make corresponding changes to the same language in your letter of transmittal.

	Expiration Date; Extensions; Amendments; Termination, page 52

17. We refer you to your disclosure regarding material changes.
Please revise to indicate the period of time you are required to extend the offering in the event that there is a change in price.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Ohio Casualty Corporation acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

              					Very truly yours,



     	          					Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers and
							Acquisitions